CURRENT TECHNOLOGY CORPORATION
CORPORATION TECHNOLOGIE AU COURANT

PROXY CIRCULAR

(As at May 31, 2007 and in Canadian dollars except where indicated)

SOLICITATION OF PROXIES

This Proxy Circular is furnished in connection with the solicitation of Proxies by the management of Current Technology Corporation / Corporation Technologie Au Courant (the “Corporation”) for use at the Annual and Special Meeting (the “Meeting”) of the shareholders of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.  It is expected the solicitation will be primarily by mail.  Proxies may also be solicited personally by employees of the Corporation.  The cost of solicitation will be borne by the Corporation.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder or proxyholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) whereupon each shareholder or proxyholder is entitled to one vote for each share held or represented, respectively.  In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a special resolution in which case a majority of 66-2/3% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or officers of the Corporation.  A registered shareholder or an intermediary holding shares and acting on behalf of an unregistered shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on their behalf at the Meeting other than the persons named in the Proxy as proxyholders.  To exercise this right, the registered shareholder or intermediary must strike out the names of the persons named in the Proxy as proxyholders and insert the name of their nominee in the space provided or complete another Proxy.

A registered shareholder or intermediary acting on behalf of an unregistered shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by marking an “X” in the appropriate space.  On any poll requested or required (for the reason described above) those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If a registered shareholder or intermediary acting on behalf of an unregistered shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank.  In such instance, the proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion.  The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting.  At the time of printing this Proxy Circular, the management of the Corporation is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the intermediary acting on behalf of an unregistered shareholder or by the registered shareholder or their attorney authorized in writing.  In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and, in either case, accompanied by a certified directors’ resolution authorizing its execution.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Corporation’s transfer agent in accordance with the instructions contained in the Proxy.  Unregistered shareholders must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

It is not intended to use the proxies for the purpose of voting on the Corporation’s audited financial statements for the most recently completed financial year, the directors’ reports nor the auditor’s report.

REVOCATION OF PROXIES

A registered shareholder or an intermediary acting on behalf of an unregistered shareholder has the power to revoke a Proxy previously given by them.  Revocation can be effected by an instrument in writing (including a Proxy bearing a later date) signed by the intermediary or registered shareholder or their attorney authorized in writing and in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered (and, in the case of a corporate shareholder, accompanied by a certified directors’ resolution authorizing its execution) to the office of the Corporation located at Suite 1430 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the hour of commencement on the day of the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Corporation, any person who has held such a position since the beginning of the last completed financial year of the Corporation, any proposed nominee for election as a director of the Corporation nor any associate or affiliate of the foregoing persons, has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting (other than the election of directors) except for the current and future directors and senior officers of the Corporation inasmuch as they may be granted options to purchase shares of the Corporation pursuant to applicable securities laws.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation was continued under the Canada Business Corporations Act on May 13, 2004.  The authorized capital of the Corporation consists of an unlimited number of common shares and an unlimited number of Class “A” Preference shares.  As at May 31, 2007, there were 94,242,023 common shares issued and outstanding and no Class “A” Preference shares issued and outstanding.  Only shareholders of record at 4:30 p.m. (Vancouver time) on May 21, 2007, who either personally attend the Meeting or who have completed and delivered a valid form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their shares voted at the Meeting.

Each common share carries one vote at all meetings of shareholders, participates rateably in dividends declared by the directors on the shares and is entitled, on the liquidation, dissolution, winding-up or other distribution of assets of the Corporation for the purpose of winding-up its affairs, to a pro rata share of the assets of the Corporation after payment of all liabilities and obligations of the Corporation.

To the knowledge of the directors and senior officers of the Corporation, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation which have the right to vote in all circumstances:

Name	Number of Shares (1)	Percentage of Outstanding Shares
CDS & Co.	21,685,677	23.01%
Keith Denner	13,987,266	14.84%
CEDE & Co.	21,726,529 (2)	23.05%

Notes:

(1)

This information has been provided by the Corporation’s transfer agent, Computershare  Investor Services Inc.

(2)

The Corporation understands that of the 16,690,346 shares registered in the name of CEDE & Co., approximately 992,000 are or may be beneficially owned by Mr. Denner (in addition to the 13,987,266 shares registered in his name).

ELECTION OF DIRECTORS

The Board of Directors of the Corporation presently consists of a minimum of three and a maximum of nine directors.  The number of directors be fixed at five and the provisions set out below are management nominees to the board.

The Corporation’s management proposes to nominate the persons named in the following table for election as directors of the Corporation to fill such positions.  Each director elected will hold office until the next Annual Meeting or until the director’s successor is duly elected or appointed, unless the director’s office is earlier vacated in accordance with the Bylaws of the Corporation or the director becomes disqualified to act as a director.

The following information concerning the proposed nominees has been furnished by each of them.

Name and Present Position with the Corporation	Present Principal Occupation	Director Since	Shares Owned (1)

Robert K. Kramer (2) (3) President, Chief Executive Officer and Director	President, Chief Executive Officer and director of the Corporation. Chartered Accountant from 1973 to present and Certified Public Accountant from 2000 to present.	April 16, 1987	17,185 direct 2,392,666 indirect (4)
Peter W. Bell (3) Director	Former Vice-President of Medical Affairs (retired June 30, 1992). Director of the Corporation and Chair of the Audit Committee.	November 8, 1988	47,952 direct
Anthony J. Harrison (2) Chief Operating Officer and Director	Chief Operating Officer and director of the Corporation.	June 30, 1994	Nil
George A. Chen Chief Financial Officer and Director	Chartered Accountant from 1963 to present. Chief Financial Officer and director of the Corporation.	May 17, 2004	50,000 direct
Douglas Beder (3) Director	Professor Emeritus, Department of Physics and Astronomy, University of British Columbia. Technical Consultant to industry. Director of the Corporation and member of Audit Committee.	December 12, 2005	40,000 direct

Notes:

(1)

The information as to shareholdings has been furnished by the respective nominees.

(2)

Member of the Corporation’s Executive Committee.

(3)

Member of the Corporation’s Audit Committee.

(4)

Of the 2,392,666 shares indirectly held by Robert K. Kramer, 1,985,000 shares are owned by 314613 BC Ltd., 365,053 shares are owned by 335372 BC Ltd. and 42,613 shares are owned by Harrison Kramer Corporation.  Each of these three companies are owned as to 50% each by Robert K. Kramer and Anne Kramer.  Anne Kramer is married to Robert K. Kramer and is co-founder of the Corporation.

Pursuant to the provisions of the Canada Business Corporations Act, the Corporation is required to have an Audit Committee composed of not less than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.  The members of the Audit Committee are indicated above.  The Corporation also has an Executive Committee whose members are indicated above.

Other than as described below, no proposed director:

(a)

is, as at the date of this Proxy Circular, or has been, within 10 years before the date of this Proxy Circular, a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

IVS Intelligent Vehicle Systems Inc. (“IVS”)

On March 11, 2003 a Cease Trade Order was issued by the British Columbia Securities Commission as a result of IVS’s failure to file financial statements for the fiscal year ended December 31, 2002.  On February 14, 2003 the securities of the IVS were halted by the TSX Venture Exchange (the “Exchange”).  Subsequently on March 3, 2003, IVS was suspended from the Exchange for failing to pay annual sustaining fees and the common shares of IVS were delisted from the Exchange effective June 16, 2004.  Mr. Robert K. Kramer was a non-executive director of IVS from April 25, 2000 to February 24, 2003.

EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation’s last completed financial year (which ended December 31, 2006).

Compensation of Executive Officers

The Corporation currently has two executive officers, Mr. Robert K. Kramer, President and Chief Executive Officer (“CEO”), and Mr. George A. Chen, Chief Financial Officer (“CFO”) (collectively, the “Named Executive Officers”).  Ms. Anne Kramer served as President and CEO until July 5, 2004.

The following table presented in accordance with the regulations of the Securities Act (British Columbia), sets out all compensation awarded to, earned by or paid to the CEO and CFO for the three most recently completed financial years.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options & SARs (1) Granted (#)	Shares or Units Subject to Resale Restrictions (#)	LTIP (2) Payouts ($)
Robert K. Kramer (3)	2006	102,000	Nil	8,405	50,000	nil	nil	nil
President and CEO	2005 2004	100,000 48,000	nil nil	nil nil	nil nil	nil nil	nil nil	nil nil
George A. Chen (4)	2006	15,000	nil	nil	250,000	nil	nil	nil
CFO	2005 2004	12,700 2,000	nil nil	nil nil	nil 250,000	nil nil	nil nil	nil nil
Robert K. Kramer (5) (former CFO)	2005 2004	nil 48,000	nil nil	nil nil	nil nil	nil nil	nil nil	nil nil
Anne Kramer (6) (former President and CEO)	2005 2004	nil 49,500	nil nil	nil nil	nil nil	nil nil	nil nil	nil nil

Notes:

(1)

SAR (stock appreciation right) means a right, granted by the Corporation or any of its subsidiaries as compensation for services rendered or in connection with an office or employment, entitling the holder to receive a payment of cash or an issue or transfer of securities based wholly or partly on changes in the trading price of publicly traded shares.  The Corporation has not granted any SARs.  Amounts shown are in respect of stock options only.

(2)

LTIP (long-term incentive plan) means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Corporation or an affiliate of the Corporation, the price for the Corporation’s securities or any other measure, but does not include stock option or SAR plans or plans for compensation through restricted shares or restricted share units.  The Corporation does not have any LTIPs.

(3)

Mr. Kramer was appointed President and CEO of the Corporation effective July 5, 2004.

(4)

Mr. Chen was appointed CFO of the Corporation effective July 5, 2004.

(5)

Mr. Kramer served as the Corporation’s CFO from April 16, 1987 to July 5, 2004.

(6)

Mrs. Kramer resigned as President and CEO of the Corporation on July 5, 2004.

Long Term Incentive Plans (LTIP) Awards

The Corporation does not have LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (where performance is measured by reference to financial performance or the price of the

Corporation’s securities) was paid or distributed to the Named Executive Officers during the most recently completed financial year.

Pension Plans

The Corporation does not have any pension or other retirement compensation plans.

Option Grants During the Most Recently Completed Financial Year

From time to time the Corporation grants incentive stock options to directors, officers, employees and promoters of the Corporation.  On September 2, 2004, the Corporation adopted the 2004 Stock Option and Stock Bonus Plan (the “Plan”) with a maximum of 3,000,000 shares of common stock of the Corporation reserved for issuance upon the exercise of options or stock bonuses that may be issued under the Plan.  The Plan provides certain tax and other benefits to US resident recipients.  Notwithstanding the adoption of the Plan, the Corporation continues to reserve the right to grant stock options outside of the Plan.  While not subject to any specific restrictions outside of the Plan, the Corporation generally has a policy of not granting options in excess of approximately 10% of the Corporation’s issued and outstanding share capital (inclusive of options granted within and outside of the Plan).  In addition, the Corporation has amended all outstanding options issued prior to December 31, 2005, other than those issued under the Plan, to permit cashless exercises by optionees.  This includes 3,325,000 options held by directors of the Corporation.

An aggregate of 1,670,000 incentive stock options were granted outside of the Plan and 200,000 incentive stock options have been granted under the Plan during the most recently completed financial year.  In addition, the Corporation has extended the term of certain previously issued and outstanding options held by directors of the Corporation by one year (to February 7, 2008 in the case of 2,500,000 options and to December 19, 2008 in the case of the remaining 100,000 options) and extended the term of 2,500,000 previously issued and outstanding warrants held by directors of the Corporation by one year to June 30, 2008.  The Corporation granted 300,000 new stock options to the Named Executive Officers during the most recently completed financial year.

Aggregate Options Exercised in Last Financial Year and Financial Year-End Option Values

The Named Executive Officers did not exercise any options in respect of the Corporation’s shares during the most recently completed financial year.

Termination of Employment, Change in Responsibility and Employment Contracts

The Corporation does not have any employment or consulting contracts with any officers or directors of the Corporation.

Compensation of Directors

Other than stock options to purchase shares of the Corporation which are granted to the Corporation’s directors from time to time, the Corporation does not have any arrangements pursuant to which directors are remunerated by the Corporation or any of its subsidiaries for their services in their capacities as directors of the Corporation.

AUDIT COMMITTEE

Overview

The Audit Committee is principally responsible for:

(a)

recommending to the Corporation’s Board of Directors the external auditor to be nominated for election by the Corporation’s shareholders at each annual general meeting and negotiating the compensation of such external auditor;

(b)

overseeing the work of the external auditor;

(c)

reviewing the Corporation’s annual and interim financial statements, Management Discussion & Analysis (MD&A) and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Corporation;

(d)

reviewing the Corporation’s financial reporting procedures and internal controls to ensure adequate procedures are in place for the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

The Audit Committee’s Charter

The Corporation’s Board of Directors have adopted a Charter for the Audit Committee which sets out the Committee’s mandate, organization, powers and responsibilities.  The complete Charter is attached as Schedule “B” to this Proxy Circular.

Composition of the Audit Committee

The Audit Committee consists of three directors.  The following table sets out their names and whether they are “independent” and “financially literate”.

Name of Member	Independent (1)	Financially Literate (2)
Robert K. Kramer	No	Yes
Peter W. Bell	Yes	Yes
Douglas Beder	Yes	Yes

(1)

To be considered to be independent, a member of the Committee must not have any director or indirect ‘material relationship’ with the Corporation.  A material relationship is a relationship which could, in the view of the Board of Directors of the Corporation, reasonably interfere with the exercise of a member’s independent judgment.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) of various Canadian securities administrators exempts the members of the Corporation’s Audit Committee from being independent and financially literate since the Corporation is a venture issuer (as defined in National Instrument 51-102).

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Corporation’s Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III B entitled “Outside Auditor” of the Charter.

External Auditor Services Fees (By Category)

Financial Year End	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
December 31, 2006	$56,269	Nil	$1,137	Nil

(1)

The aggregate fees billed by the Corporation’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Corporation’s auditor that are reasonably to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the “Audit Fees” column.

(3)

The aggregate fees billed for professional services rendered by the Corporation’s auditor for tax compliance, tax advice, and tax planning.

(4)

Auditors’ review of stock based compensation and convertible debenture calculations.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation has only one equity compensation plan which is the stock option plan (the “Plan”) adopted by the Board of Directors of the Corporation on September 2, 2004.  The Corporation may also grant, from time to time, options outside of the Plan.

The information required to be disclosed under this section is contained in the Corporation’s Annual Financial Statements and in the Management’s Discussion and Analysis filed on SEDAR (www.sedar.com) in April 2007.

INDEBTEDNESS OF DIRECTORS AND EXCUTIVE OFFICERS

None of the directors, executive officers or senior officers of the Corporation, persons who were directors, executive officers or senior officers of the Corporation at any time during the Corporation’s last completed financial year, the proposed nominees for election as directors of the Corporation nor any of the associates of such persons are or have been indebted to the Corporation or any subsidiary at any time since the beginning of the Corporation’s last completed financial year.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary.

INTEREST OF INFORMED PERSONS 1N MATERIAL TRANSACTIONS

Other than disclosed below, there are no material interest, direct or indirect, of current directors, executive officers, or any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding common shares, or any know associates or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect the Corporation.

Debt Restructuring

On January 18, 2007 the Corporation entered into a forbearance agreement modification agreement with a shareholder holding in excess of 10% of the outstanding common shares in the capital of the Corporation, pursuant to which certain indebtness of the Corporation was restructured. The agreement was effective December 31, 2006 This transaction was previously disclosed in the Corporation’s continuous disclosure filings.  An extract from the Corporation’s Management Discussion and Analysis for the fiscal year ended December 31, 2006 is attached as Schedule “A” hereto, and includes the particulars of this transaction.

Denner Option

On July 6, 2006, the Corporations largest shareholder, Keith Denner, for nominal consideration personally granted to each of our Chairman, Anne Kramer and to our Chief Executive Officer, Robert Kramer, options to purchase 1,500,000 shares of our common stock at US$0.38 per share through July 5, 2008.  The options shall become 50% vested upon the Corporation's common stock reaching a price of US$0.78 per share and the remaining 50% shall vest upon the Corporations common stock reaching a price of US$1.14 or higher.  Either Mrs. Kramer or Mr. Kramer must be an officer of the Corporation at the time they exercise the options.  Subject to the terms of the option agreements between Mr. Denner and Mrs. Kramer and between Mr. Denner and Mr. Kramer, Mr. Denner has the right to donate all, or a portion, of the 3,000,000 shares underlying the options to charity.

Harrison Kramer Corporation

The Corporation received the opportunity to particpate in the Spy-N-TellTM initiative from Harrison Kramer Corporation (“HKC”) ( a company owned as to 50% each by Anne Kramer and Robert Kramer).  As consideration for transferring all rights, title and interest in the opportunity to the Corporation, HKC will receive a payment of $1 for each Spy-N-TellTM sold, such payment to be calculated monthly on a cash basis and payable 30 days in arrears.

Other Interests

Except as described herein, none of the directors or senior officers of the Corporation, any proposed nominee for election as a director of the Corporation, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation except as disclosed in this Proxy Circular.

REMUNERATION AND APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy will vote for the appointment of HLB Cinnamon, Jang, Willoughby & Company, Chartered Accountants, of Suite 900 - 4720 Kingsway, Burnaby, British Columbia, as the Corporation’s auditor to hold office until the next Annual Meeting of the shareholders, at a remuneration to be fixed by the directors.  HLB Cinnamon, Jang, Willoughby & Company were first appointed the Corporation’s auditor on June 29, 2001.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Other than as disclosed in this Proxy Circular, no director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

Other Matters

Management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the shares represented by the Proxies solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxies.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.  Shareholders may contact the Corporation at Suite 1430 - 800 West Pender Street, Vancouver, BC V6C 2V6 to the attention of the Corporation’s Corporate Secretary by mail, fax 604.684.0526, or telephone 604.684.2727, to request copies of the Corporation’s financial statements and MD&A.

Financial Information for the Corporation’s most recently completed financial  year is provided in its comparative financial statements and MD&A which are filed on SEDAR.

CERTIFICATE OF BOARD OF DIRECTORS

The undersigned hereby certifies that the contents and the sending of this Proxy Circular have been approved and authorized by the directors of the Corporation.

DATED at Vancouver, British Columbia this 1st day of June, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

“Robert K. Kramer”

ROBERT K. KRAMER
President

SCHEDULE “A”

CURRENT TECHNOLOGY CORPORATION

DEBT RESTRUCTURING

Convertible Promissory Note December 31, 2006:  On January 18, 2007 the Company reached an agreement with the holder of the convertible promissory note (“Note”) to extend maturity date of the Note from January 2, 2007 to January 9, 2008.  This agreement is effective December 31, 2006.

At December 31, 2006, total principal and interest restructured amounted to $1,194,021 (US$1,024,559).  The liability portion of this note is calculated as follows:

Principal and interest		$1,194,021
Less: Unamortized accretion from conversion feature	$236,265
Unamortized accretion from fair valuation of warrants	125,747	362,012
Period ended December 31, 2006		$ 832,009

After restructuring, the equity component of the note is $236,265.

The note bears interest at 10% per annum and the holder of the convertible promissory note has the right to convert all or part of the note to common shares of the Company at a conversion price of US$0.10 per share.

As additional consideration for restructuring, the Company issued the holder of the convertible promissory note 4,000,000 share purchase warrants exercisable for common shares at US$0.10 per share.  The expiry date of these warrants is the later of December 31, 2011 or the date which is one year and five business days after the note is fully repaid.

The note is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company’s property and assets, including all intellectual property.

Convertible Promissory Note December 31, 2005:  On March 22, 2005, a promissory note in the amount of US$733,471 was restructured under terms of the Forebearance Agreement to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the Company at any time until maturity.

Prior to the restructuring, the lender advanced the Company US$76,456.  Including interest accrual to March 22, 2005 of US$16,408, the total principal restructured was US$826,335.  This new convertible note bears interest of 10% and matures on January 2, 2007.

At year end, the liability portion of this note was $688,174, calculated as follows:

Principal and interest		$1,084,629
Less: Unamortized accretion from conversion feature	$139,273
Unamortized accretion from fair valuation of warrants	257,182	396,455
		$ 688,174

The equity component is $243,728.  The promissory note is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company’s property and assets, including all intellectual property.

As additional consideration for the above debt restructuring, the Company agreed to issue 3,200,000 additional share purchase warrants exercisable for common shres at US$0.25.  The expiry date of these warrants is the later of

January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

The Company also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number of Warrants	Expiry Date	Exercise Price	New Expiry Date*
2,000,000	January 3, 2005	US $0.25	January 9, 2007
2,980,000	February 7, 2005	US $0.10	January 9, 2007**
179,167	September 27, 2005	US $0.15	January 9, 2007
1,600,000	October 11, 2005	US $0.50	January 9, 2007

*  The new expiry date for each set of warrants shall be the late of:

a)

January 9, 2007; and

b)

The date that is one year and five business days after the date on which the debt and any interest payable has been repaid in full.

SCHEDULE “B”

CURRENT TECHNOLOGY CORPORATION

AUDIT COMMITTEE CHARTER

June 27, 2002

I.

GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The audit committee is a committee of the board of directors.  Its primary function shall be to assist the board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the stockholders and others, the systems of internal controls that management and the board of directors have established, and the company’s audit process.

The audit committee shall have the power to conduct or authorize investigations into any matters within the committee’s scope of responsibilities.  In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the audit committee shall have the authority to retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the company, its outside legal counsel or outside auditor to attend a meeting of the audit committee or to meet with any members of, or consultants to, the audit committee.

The company’s outside auditor shall ultimately be accountable to the board of directors and to the audit committee, as representatives of the shareholders, and the board of directors and audit committee shall have the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the outside auditor, or to nominate the outside auditor to be proposed for shareholder approval.  In the course of fulfilling its specific responsibilities hereunder, the audit committee shall strive to maintain an open avenue of communication between the company’s outside auditor and the board of directors.

The responsibilities of a member of the audit committee shall be in addition to such member’s duties as a member of the board of directors.

While the audit committee shall have the responsibilities and powers set forth in this charter, it shall not be the duty of the audit committee to plan or conduct audits or to determine whether the company’s financial statements are complete, accurate, or in accordance with generally accepted accounting principles.  These are the responsibilities of management and the outside auditor.  Nor shall it be the duty of the audit committee to conduct investigations, to resolve disagreements, if any, between management and the outside auditor, or to assure compliance with laws and regulations or the company’s own policies or code of conduct.

II.

MEMBERSHIP

The membership of the audit committee shall consist of at least three members of the board of directors who shall serve at the pleasure of the board of directors.  A majority of the audit committee must be comprised of independent directors; the committee chair must be an independent director.

Audit committee members and the committee chair shall be designated by the full board of directors.

III.

RESPONSIBILITIES

The responsibilities of the audit committee shall be as follows:

A.

GENERAL

1.

Meet at least four times per year, and more frequently as circumstances or the obligations of the audit committee require.

2.

Report audit committee actions to the board of directors with such recommendations as the committee may deem appropriate.

3.

Annually review and reassess the adequacy of this charter and submit any modifications to the board of directors for approval.

4.

Perform such functions as may be assigned by law, the company’s certificate of incorporation or bylaws, or the board of directors.

B.

OUTSIDE AUDITOR

1.

As necessary, consider with management and the outside auditor the rationale for employing audit firms other than the principal outside auditor.

2.

Recommend to the board of directors the outside auditor to be nominated, approve the compensation of the outside auditor, and, as necessary, review and approve the discharge of the outside auditor.

3.

Take reasonable steps to confirm the independence of the outside auditor, which shall include (a) ensuring receipt on a periodic basis from the outside auditor a formal written statement delineating all relationships between the outside auditor and the company, consistent with Independence Standards Board Standard No. 1, (b) actively engaging in a dialogue with the outside auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the outside auditor, and (c) as necessary, taking, or recommending that the board of directors take, appropriate action to oversee the independence of the outside auditor.

4.

In performing Item 3 above, the audit committee shall consider whether the outside auditor’s provision of financial systems design and implementation services and any other non-audit services is compatible with the independence of the outside auditor.

C.

AUDIT PROCESS AND RESULTS

1.

Consider, in consultation with the outside auditor, the audit scope and plan of the outside auditor.

2.

Review with the outside auditor the coordination of the audit effort to assure completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

3.

Consider and review with the outside auditor:

a.

The adequacy of the company’s internal controls including computerized information system controls and security.

b.

Any related significant findings and recommendations of the outside auditor together with management’s responses thereto.

c.

The matters required to be discussed by Statement on Auditing Standards No. 61, as the same may be modified and supplemented from time to time.

4.

Review and discuss with management and the outside auditor at the completion of the annual examination:

a.

The company’s audited financial statements and related footnotes.

b.

The outside auditor’s audit of the financial statements and their report thereon.

c.

Any significant changes required in the outside auditor’s audit plan.

d.

Any serious difficulties or disputes with management encountered during the course of the audit.

e.

Other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards.

5.

Consider and review with management:

a.

Significant findings during the year and management’s responses thereto.

b.

Any difficulties encountered in the course of the outside auditor’s audits, including any restrictions on the scope of their work or access to required information.

c.

Any changes required in the planned scope of the audit plan.

6.

Inquire of management and the outside auditor about significant risks or exposures and assess the steps management has taken to minimize such risks to the company.

7.

Meet with the outside auditor and management in separate executive sessions to discuss any matters that the committee or these groups believe should be discussed privately with the audit committee.

D.

REGULATORY COMMISSION FILINGS

1.

Review filings with the Securities and Exchange Commission and the British Columbia Securities Commission and other published documents containing the company’s financial statements.

2.

Review and approve the report required to be included in the company’s annual proxy statement.

E.

INTERNAL CONTROLS AND LEGAL MATTERS

1.

Review the company’s policies and procedures with respect to officers’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the outside auditor.

2.

Review legal and regulatory matters that may have a material impact on the financial statements and review related company compliance policies.

3.

Review and approve material related party transactions.